Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 8 DATED AUGUST 2, 2017
TO THE PROSPECTUS DATED FEBRUARY 10, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated February 10, 2017, Supplement No. 3 dated April 14, 2017, which superseded and replaced all previous supplements to the prospectus, Supplement No. 4 dated May 4, 2017, Supplement No. 5 dated May 22, 2017, Supplement No. 6 dated June 9, 2017 and Supplement No. 7 dated July 10, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of July 2017;
(3)	information regarding the share redemption limit;
(4)	recent real property investments and debt; and
(5)	update to the definition of roll-up transactions.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of three classes of shares of common stock: W Shares, A Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of July 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 927,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $17.0 million, consisting of approximately 879,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $16.1 million ($7.1 million in W Shares, $8.0 million in A Shares and $1.0 million I Shares), and approximately 48,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $866,000. As of July 31, 2017, we had accepted investors’ subscriptions for, and issued, approximately 26.4 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $470.4 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of July 2017 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
July 3, 2017	$18.13	$17.94	$18.29
July 5, 2017	$18.13	$17.94	$18.29
July 6, 2017	$18.13	$17.94	$18.29
July 7, 2017	$18.13	$17.94	$18.29
July 10, 2017	$18.13	$17.94	$18.29
July 11, 2017	$18.14	$17.95	$18.30
July 12, 2017	$18.14	$17.95	$18.30
July 13, 2017	$18.14	$17.95	$18.30
July 14, 2017	$18.14	$17.95	$18.30
July 17, 2017	$18.15	$17.95	$18.31
July 18, 2017	$18.14	$17.95	$18.31
July 19, 2017	$18.14	$17.95	$18.31
July 20, 2017	$18.14	$17.95	$18.31
July 21, 2017	$18.14	$17.95	$18.31
July 24, 2017	$18.14	$17.95	$18.30
July 25, 2017	$18.14	$17.94	$18.30
July 26, 2017	$18.14	$17.94	$18.30
July 27, 2017	$18.14	$17.95	$18.31
July 28, 2017	$18.14	$17.95	$18.31
July 31, 2017	$18.14	$17.94	$18.31
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cin_dailyNAV.
Please refer to “Valuation Policies” beginning on page 89 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole_income_nav.
Redemption Limit
As disclosed on our website, as of June 30, 2017, our NAV was $397,831,201. As of July 1, 2017, the redemption limit for the quarter ending September 30, 2017 was 10% of our NAV as of June 30, 2017. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of August 1, 2017 has not been reduced below 10% of our NAV as of June 30, 2017.

PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 19 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 75 of the prospectus, and describes activity that occurred subsequent to the activity as of June 30, 2017 previously disclosed in our prospectus, as supplemented.
As of July 31, 2017, we, through separate wholly-owned limited liability companies and limited partnerships, owned 134 properties, acquired for an aggregate purchase price of approximately $643.4 million, located in 36 states, consisting of eight anchored shopping centers, 111 retail properties, 13 industrial and distribution properties, and two office properties, comprising approximately 4.0 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired one property between July 1, 2017 and July 31, 2017. In general, our properties are acquired through the use of proceeds from our ongoing public offering and debt borrowings.
Debt
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Real Property Investments — Placement of Debt on Certain Real Property Investments” on page 82 of the prospectus.
Credit Facility
As of  July 31, 2017, there was $43.5 million outstanding under the Revolving Loans, and the Term Loans outstanding totaled $72.0 million, $40.0 million of which was subject to an interest rate swap agreement (the “Swapped Term Loan”). Based on our leverage ratio, as of  July 31, 2017, the all-in rate for the Swapped Term Loan was approximately 3.23%.
Huntington North Lake Shopping Center Loan
On July 26, 2017, we, through one of our wholly-owned subsidiaries, entered into a loan agreement with The Huntington National Bank in the principal amount of approximately $13.4 million (the “Huntington North Lake Shopping Center Loan”). The Huntington North Lake Shopping Center Loan is collateralized by one multi-tenant retail property, which we purchased for approximately $24.3 million. The Huntington North Lake Shopping Center Loan bears interest at a fixed rate of approximately 4.14% per annum, as a result of an interest rate swap that we entered into, with interest payments due monthly, commencing on September 1, 2017. The principal amount will be due August 1, 2022, the maturity date.
We have the right to prepay the Huntington North Lake Shopping Center Loan, in whole or in part, prior to maturity; however, under the interest rate swap, we would incur a swap breakage fee. The Huntington North Lake Shopping Center Loan is non-recourse, subject to customary carve-outs. Upon the occurrence of an event of default, interest on the Huntington North Lake Shopping Center Loan will accrue at an annual default interest rate of approximately 9.14% and any outstanding principal and interest would be payable on the demand of The Huntington National Bank.
Roll-up Transactions
The following information supersedes and replaces the second paragraph in the section of our prospectus captioned “Description of Shares — Restrictions on Roll-Up Transactions” beginning on page 149 of the prospectus and all similar discussions appearing throughout the prospectus.
A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance to our common stockholders of securities of an entity that would be created or would survive after the successful completion of a Roll-up Transaction. This term does not include:

•	a transaction involving securities of our company that have been listed on a national securities exchange for at least 12 months; or

•
a transaction involving our conversion to corporate trust or association form if, as a consequence of the transaction, there will be no significant adverse change in any of the following: common stockholder voting rights, the term of our existence, compensation to our sponsor or advisor or our investment objectives.

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